SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BROADCOM CORPORATION
(Name of Subject Company (Issuer))

BROADCOM CORPORATION
(Name of Filing Person (Offeror))

Certain Options to Purchase Class A or Class B Common Stock, Par Value $.0001
Per Share, Having an Exercise Price Per Share of $45.00 or More
(Title of Class of Securities)

111320 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David A. Dull, Esq.
Vice President of Business Affairs,
General Counsel and Secretary
Broadcom Corporation
16215 Alton Parkway
Irvine, California 92618-3616
(949) 450-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Rod J. Howard, Esq.
S. James DiBernardo, Esq.
Stephen B. Sonne, Esq.
Two Embarcadero Place
2200 Geng Road
Palo Alto, California 94303
(650) 424-0160

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 12. Exhibits.
SIGNATURE
Index to Exhibits
Exhibit (a)(16)
Exhibit (a)(17)
Exhibit (a)(18)
Exhibit (a)(19)
Exhibit (a)(20)
Exhibit (a)(21)
Exhibit (a)(22)

      The filing of this Amendment No. 3 to Schedule TO shall not be construed as an admission by Broadcom Corporation that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Introductory Statement

      This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2001, as amended, relating to our offer to exchange certain options to purchase shares of our Class A or Class B common stock, par value $.0001 per share, having an exercise price per share of $45.00 or more for new options to purchase shares of our Class A common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 24, 2001, and the related Letter of Transmittal.

Item 12. Exhibits.

      A. Section 11 of the Offer to Exchange dated May 24, 2001, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended to insert immediately after the table of summary financial information the following information:

“The book value per share of Broadcom’s common stock at March 31, 2001 was $19.35. This amount was calculated by dividing Broadcom’s unaudited total consolidated shareholders’ equity at March 31, 2001 of $4,955,685,000 by the 256,057,246 shares of Broadcom common stock that were outstanding at March 31, 2001.

Broadcom’s consolidated ratio of earnings to fixed charges for each of the five years in the period ended December 31, 2000 and for the three-month period ended March 31, 2001 is as follows:

						Three Months
	Year Ended December 31,					Ended
						March 31,
	1996	1997	1998	1999	2000	2001

Ratio of earnings to fixed charges	16.2x	—	26.5x	34.1x	—	—

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest on all indebtedness, amortization of debt issuance costs, and estimated interest within rental expense. There are no minority interests in any Broadcom subsidiary and Broadcom has no preference securities, equity method investments or capitalized interest. Earnings were inadequate to cover fixed charges by $7.8 million for the year ended December 31, 1997, $691.8 million for the year ended December 31, 2000 and $429.6 million for the three months ended March 31, 2001.”

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      B. Exhibit (a)(16) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by, Exhibit (a)(16) attached to this Amendment.

      C. Exhibit (a)(17) to this Amendment is hereby filed as Exhibit (a)(17) to the Schedule TO.

      D. Exhibit (a)(18) to this Amendment is hereby filed as Exhibit (a)(18) to the Schedule TO.

      E. Exhibit (a)(19) to this Amendment is hereby filed as Exhibit (a)(19) to the Schedule TO.

      F. Exhibit (a)(20) to this Amendment is hereby filed as Exhibit (a)(20) to the Schedule TO.

      G. Exhibit (a)(21) to this Amendment is hereby filed as Exhibit (a)(21) to the Schedule TO.

      H. Exhibit (a)(22) to this Amendment is hereby filed as Exhibit (a)(22) to the Schedule TO.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Broadcom Corporation

	/s/	William J. Ruehle William J. Ruehle Vice President and Chief Financial Officer

Date: June 15, 2001

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Index to Exhibits

Exhibit Number		Description

(a)(16)	-	Amended and Restated Form of Notice of Designated Authorized Company Representative.

(a)(17)	-	Employee Presentation.

(a)(18)	-	Form of Reminder of Expiration Date.

(a)(19)	-	Form of Acknowledgement of Receipt of Letter of Transmittal.

(a)(20)	-	Notice of Additional Financial Information.

(a)(21)	-	Web Modeling Tool.

(a)(22)	-	Form of Notice of Web Modeling Tool.

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